Koor Industries Ltd.

                                                     Office Of Legal Counsel
                                                     21 Ha'arba'ah st.
                                                     Tel-Aviv 64739
                                                     Israel
                                                     Tel.:972-3-6238420
                                                     Fax: 972-3-6238425

                                                     18 October 2001




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The Securities Authority The Tel Aviv Stock Exchange  The Registrar of Companies
22 Kanfei Nesharim St.   54 Ahad Ha'am St.            97 Yafo St.
Jerusalem 95464          Tel Aviv 65202               Jerusalem 91007
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Fax: 02-6513940          Fax: 03-5105379



Dear Sirs,


                        Re: Immediate Report 10/2001
               Koor Industries Ltd.(Company No. 52-001414-3)


Following Immediate report 8/2001 dated 14 October 2001, Koor Industries Ltd. (hereinafter "Koor" or "the Company") is announcing that today an agreement in principle was signed with Bank Hapoalim Ltd. (hereinafter "the Bank") regarding the long term loans that are provided to the Company by the Bank.

The agreement states that long term loans provided to the Company in the amount of up to $256 million will be rescheduled, the maturity dates of the loans will be at the end of 5 years from the time the loans will be rescheduled, interest will be paid quarterly at a rate that was set upon according to market price. In accordance to the agreement, it was agreed that subject to certain conditions the Bank will provide Koor additional loans in the amount of up to $50 million for a period of two to five years at similar terms. Koor, in return, has agreed to keep a minimum shareholders equity, and use part of the proceeds from future divestitures, should there be any, to partially repay the debt.



                                    Yours faithfully,


                                    Shlomo Heller, Adv.
                              Legal Counsel and Company Secretary